EXHIBIT 1
                                                                       ---------



                SUPPLEMENTARY OIL & GAS INFORMATION (UNAUDITED)


This supplementary crude oil and natural gas information is provided in accordance with the United States FAS 69, "Disclosures about Oil and Gas Producing Activities", and where applicable is reconciled to the US GAAP financial information.

NET PROVED CRUDE OIL AND NATURAL GAS RESERVES

The Company retains qualified independent reserves evaluators to evaluate the Company's proved crude oil and natural gas reserves.

     o For the years ended December 31, 2006, 2005, and 2004 the reports by Sproule Associates Limited ("Sproule") and Ryder Scott Company covered 100% of the Company's conventional reserves;

     o For the year ended December 31, 2003, the reports by Sproule covered 100% of the Company's conventional reserves.

Proved crude oil and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company's proved and proved developed conventional crude oil and natural gas reserves, net of royalties, as at December 31, 2006, 2005, 2004 and 2003:


                                         North     North    Offshore
Crude oil and NGLs (mmbbl)              America     Sea   West Africa     Total
--------------------------------------------------------------------------------
Net proved reserves
Reserves, December 31, 2003                  588       222         85       895
Extensions and discoveries                    17         -          -        17
Improved recovery                             25        45          -        70
Purchases of reserves in place                36        38          -        74
Sales of reserves in place                     -         -          -         -
Production                                   (66)      (24)        (4)      (94)
Revisions of previous estimates               48        22         34       104
--------------------------------------------------------------------------------
Reserves, December 31, 2004                  648       303        115     1,066
Extensions and discoveries                    98         -          -        98
Improved recovery                              3         3          2         8
Purchases of reserves in place                 -         -         15        15
Sales of reserves in place                    (3)        -          -        (3)
Production                                   (70)      (25)        (8)     (103)
Revisions of previous estimates               18         9         10        37
--------------------------------------------------------------------------------
Reserves, December 31, 2005                  694       290        134     1,118
Extensions and discoveries                    53         3          -        56
Improved recovery                            190        26          -       216
Purchases of reserves in place                26         -          -        26
Sales of reserves in place                     -         -          -         -
Production                                   (75)      (22)       (13)     (110)
Revisions of previous estimates               (1)        2          9        10
--------------------------------------------------------------------------------
RESERVES, DECEMBER 31, 2006                  887       299        130     1,316
--------------------------------------------------------------------------------
Net proved developed reserves:
  December 31, 2003                          348       138         23        509
  December 31, 2004                          367       218         20        605
  December 31, 2005                          402       214         80        696
  DECEMBER 31, 2006                          420       214         63        697
--------------------------------------------------------------------------------

                                         North     North    Offshore
Natural gas (bcf)                      America     Sea     West Africa   Total
--------------------------------------------------------------------------------
Net proved reserves
Reserves, December 31, 2003                2,426        62         64     2,552
Extensions and discoveries                   334         -          -       334
Improved recovery                             80         -          -        80
Purchases of reserves in place               182        10          -       192
Sales of reserves in place                    (8)        -          -        (8)
Production                                  (383)      (18)        (3)     (404)
Revisions of previous estimates              (40)      (27)        11       (56)
--------------------------------------------------------------------------------
Reserves, December 31, 2004                2,591        27         72     2,690
Extensions and discoveries                   506         -          -       506
Improved recovery                             30         -          -        30
Purchases of reserves in place                 6         -          -         6
Sales of reserves in place                   (23)        -          -       (23)
Production                                  (411)       (7)        (1)     (419)
Revisions of previous estimates               42         9          1        52
--------------------------------------------------------------------------------
Reserves, December 31, 2005                2,741        29         72     2,842
Extensions and discoveries                   250         -          -       250
Improved recovery                             74         -          -        74
Purchases of reserves in place             1,111         -          -     1,111
Sales of reserves in place                    (1)        -          -        (1)

Production                                  (433)       (5)        (3)     (441)
Revisions of previous estimates              (37)       13        (13)      (37)
--------------------------------------------------------------------------------
RESERVES, DECEMBER 31, 2006                3,705        37         56     3,798
--------------------------------------------------------------------------------
Net proved developed reserves:
  December 31, 2003                        2,140        46         12     2,198
  December 31, 2004                        2,213        12          5     2,230
  December 31, 2005                        2,300        16         10     2,326
  DECEMBER 31, 2006                        2,934        17         12     2,963
--------------------------------------------------------------------------------

CAPITALIZED COSTS RELATED TO CRUDE OIL AND NATURAL GAS ACTIVITIES

                                                             2006
--------------------------------------------------------------------------------------------
                                          North     North  Offshore
(millions of Canadian dollars)           America     Sea  West Africa      Other      Total
--------------------------------------------------------------------------------------------
Proved properties                       $ 29,596   $ 3,346    $ 1,601       $ 14    $ 34,557
Unproved properties                        2,244        24         84         24       2,376
--------------------------------------------------------------------------------------------
                                          31,840     3,370      1,685         38      36,933
Less: accumulated depletion
   and depreciation                       (9,878)   (1,341)      (481)       (14)    (11,714)
--------------------------------------------------------------------------------------------
Net capitalized costs                   $ 21,962   $ 2,029    $ 1,204       $ 24    $ 25,219
============================================================================================

                                                            2005
--------------------------------------------------------------------------------------------
                                          North     North  Offshore
(millions of Canadian dollars)           America     Sea  West Africa      Other      Total
--------------------------------------------------------------------------------------------
Proved properties                       $ 20,886   $ 2,675    $ 1,365       $ 14    $ 24,940
Unproved properties                        1,372        28        182         13       1,595
--------------------------------------------------------------------------------------------
                                          22,258     2,703      1,547         27      26,535
Less: accumulated depletion
   and depreciation                       (7,993)   (1,022)      (294)       (14)     (9,323)
--------------------------------------------------------------------------------------------
Net capitalized costs                   $ 14,265   $ 1,681    $ 1,253       $ 13    $ 17,212
============================================================================================

                                                             2004
--------------------------------------------------------------------------------------------
                                          North     North  Offshore
(millions of Canadian dollars)           America     Sea  West Africa      Other      Total
--------------------------------------------------------------------------------------------
Proved properties                       $ 18,722   $ 2,506      $ 563       $ 14    $ 21,805
Unproved properties                        1,028        44        528          8       1,608
--------------------------------------------------------------------------------------------
                                          19,750     2,550      1,091         22      23,413
Less: accumulated depletion
   and depreciation                       (6,410)     (727)      (190)       (14)     (7,341)
--------------------------------------------------------------------------------------------
Net capitalized costs                   $ 13,340   $ 1,823      $ 901        $ 8    $ 16,072
============================================================================================

COSTS INCURRED IN CRUDE OIL AND NATURAL GAS ACTIVITIES

                                                             2006
--------------------------------------------------------------------------------------------
                                          North     North  Offshore
(millions of Canadian dollars)           America     Sea  West Africa      Other      Total
--------------------------------------------------------------------------------------------
Property acquisitions
  Proved                                  $ 5,627      $ -        $ 1        $ -     $ 5,628
  Unproved                                   910         -          -          -         910
Exploration                                  238         4          1         11         254
Development                                2,807       628        133         -        3,568
--------------------------------------------------------------------------------------------
Costs incurred                           $ 9,582     $ 632      $ 135       $ 11    $ 10,360
============================================================================================

                                                            2005
--------------------------------------------------------------------------------------------
                                          North     North  Offshore
(millions of Canadian dollars)           America     Sea  West Africa      Other      Total
--------------------------------------------------------------------------------------------
Property acquisitions
  Proved                                  $ (448)    $ (3)      $  63        $ -     $  (388)
  Unproved                                   210         -        (52)         -         158
Exploration                                  360        22         16          5         403
Development                                2,386       232        439          -       3,057
--------------------------------------------------------------------------------------------
Costs incurred                           $ 2,508     $ 251      $ 466        $ 5     $ 3,230
============================================================================================

                                                            2004
--------------------------------------------------------------------------------------------
                                          North     North  Offshore
(millions of Canadian dollars)           America     Sea  West Africa    Other      Total
--------------------------------------------------------------------------------------------
Property acquisitions
  Proved                                 $ 1,806     $ 530        $ -        $ -     $ 2,336
  Unproved                                   298         4          -          -         302
Exploration                                  290        11         36          1         338
Development                                1,443       235        259          -       1,937
--------------------------------------------------------------------------------------------
Costs incurred                           $ 3,837     $ 780      $ 295        $ 1     $ 4,913
============================================================================================


RESULTS OF OPERATIONS FROM CRUDE OIL AND NATURAL GAS PRODUCING ACTIVITIES

The Company's results of operations from crude oil and natural gas producing activities for the years ended December 31, 2006, 2005 and 2004 are summarized in the following tables:

                                                        2006
--------------------------------------------------------------------------------
                                         North     North    Offshore
(millions of Canadian dollars)          America     Sea     West Africa   Total
--------------------------------------------------------------------------------
Crude oil and natural gas revenue,
  net of royalties and blending costs    $ 5,707   $ 1,310      $ 911   $ 7,928
Production                                (1,436)     (390)      (106)   (1,932)
Transportation                              (326)      (15)        (1)     (342)
Depletion, depreciation and amortization  (1,894)     (297)      (189)   (2,380)
Asset retirement obligation accretion        (35)      (31)        (2)      (68)
Petroleum revenue tax                          -      (234)         -      (234)
Income tax                                  (706)     (172)      (172)   (1,050)
--------------------------------------------------------------------------------
Results of operations                    $ 1,310   $   171      $ 441   $ 1,922
================================================================================

                                                        2005
--------------------------------------------------------------------------------
                                         North     North    Offshore
(millions of Canadian dollars)          America     Sea     West Africa   Total
--------------------------------------------------------------------------------
Crude oil and natural gas revenue,
  net of royalties and blending costs    $ 5,727   $ 1,499      $ 472   $ 7,698
Production                                (1,211)     (379)       (53)   (1,643)
Transportation                              (287)      (20)         -      (307)
Depletion, depreciation and amortization  (1,588)     (306)      (104)   (1,998)
Asset retirement obligation accretion        (34)      (34)        (1)      (69)
Petroleum revenue tax                          -      (172)         -      (172)
Income tax                                (1,007)     (235)      (110)   (1,352)
--------------------------------------------------------------------------------
Results of operations                     $ 1,600    $ 353      $ 204   $ 2,157
================================================================================

                                                        2004
--------------------------------------------------------------------------------
                                         North     North    Offshore
(millions of Canadian dollars)          America     Sea     West Africa   Total
--------------------------------------------------------------------------------
Crude oil and natural gas revenue,
  net of royalties and blending costs    $ 4,579   $ 1,203      $ 216   $ 5,998
Production                                  (976)     (370)       (36)   (1,382)
Transportation                              (256)      (32)         -      (288)
Depletion, depreciation and amortization  (1,438)     (265)       (53)   (1,756)
Asset retirement obligation accretion        (28)      (22)        (1)      (51)
Petroleum revenue tax                          -      (145)         -      (145)
Income tax                                  (690)     (148)       (44)     (882)
--------------------------------------------------------------------------------
Results of operations                    $ 1,191   $   221      $  82   $ 1,494
================================================================================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED CRUDE OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN

The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using year-end sales prices and costs and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

     o    Future  production  will  include  production  not  only  from  proved
          properties,   but  may  also  include  production  from  probable  and
          potential reserves;

     o Future production of crude oil and natural gas from proved properties will differ from reserves estimated;

     o    Future production rates will vary from those estimated;

     o    Future rather than year-end sales prices and costs will apply;

     o Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;

     o Future estimated income taxes do not take into account the effects of future exploration expenditures; and

     o Future development and asset retirement obligations will differ from those estimated.

Future net revenues, development, production and restoration costs have been based upon the estimates referred to above. The following tables summarize the Company's future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FAS 69:

                                                        2006
--------------------------------------------------------------------------------
                                         North     North    Offshore
(millions of Canadian dollars)          America     Sea     West Africa   Total
--------------------------------------------------------------------------------
Future cash inflows                     $ 63,368  $ 20,815    $ 7,779  $ 91,962
Future production costs                  (21,634)   (8,077)    (2,517)  (32,228)
Future development and asset
  retirement obligations                  (7,029)   (4,348)      (824)  (12,201)
Future income taxes                       (9,118)   (5,623)    (1,372)  (16,113)
--------------------------------------------------------------------------------
Future net cash flows                     25,587     2,767      3,066    31,420
10% annual discount for timing
  of future cash flows                   (11,214)     (956)    (1,258)  (13,428)
--------------------------------------------------------------------------------
Standardized measure of future
  net cash flows                        $ 14,373   $ 1,811    $ 1,808  $ 17,992
================================================================================

                                                        2005
--------------------------------------------------------------------------------
                                         North     North    Offshore
(millions of Canadian dollars)          America     Sea     West Africa   Total
--------------------------------------------------------------------------------
Future cash inflows                     $ 52,266  $ 19,961    $ 8,515  $ 80,742
Future production costs                  (17,310)   (6,130)    (1,803)  (25,243)
Future development and asset
  retirement obligations                  (3,916)   (3,099)    (1,032)  (8,047)
Future income taxes                      (10,272)   (6,631)    (2,092)  (18,995)
--------------------------------------------------------------------------------
Future net cash flows                     20,768     4,101      3,588    28,457
10% annual discount for timing
  of future cash flows                   (7,793)    (1,144)    (1,068)  (10,005)
--------------------------------------------------------------------------------
Standardized measure of future
  net cash flows                        $ 12,975   $ 2,957    $ 2,520  $ 18,452
================================================================================

                                                        2004
--------------------------------------------------------------------------------
                                         North     North    Offshore
(millions of Canadian dollars)          America     Sea     West Africa   Total
--------------------------------------------------------------------------------
Future cash inflows                     $ 31,727  $ 15,526    $ 5,249  $ 52,502
Future production costs                  (10,995)   (6,302)    (1,137)  (18,434)
Future development and asset
  retirement obligations                  (2,944)   (2,832)      (631)   (6,407)
Future income taxes                       (6,438)   (3,783)    (1,242)  (11,463)
--------------------------------------------------------------------------------
Future net cash flows                     11,350     2,609      2,239    16,198
10% annual discount for timing
  of future cash flows                    (4,385)     (691)      (634)   (5,710)
--------------------------------------------------------------------------------
Standardized measure of future
  net cash flows                        $  6,965  $  1,918    $ 1,605  $ 10,488
================================================================================

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)                     2006       2005      2004
--------------------------------------------------------------------------------
Sales of crude oil and natural gas produced,
  net of production costs                         $ (5,635)  $ (5,785) $ (4,331)
Net changes in sales prices and production costs    (2,420)    11,056      (553)
Extensions, discoveries and improved recovery        4,769      3,596     2,120
Changes in estimated future development costs       (1,885)      (971)     (894)
Purchases of proved reserves in place                2,406        469     1,386
Sales of proved reserves in place                       (2)      (130)      (20)
Revisions of previous reserve estimates                 81        961     1,431
Accretion of discount                                3,112      1,812     1,558
Changes in production timing and other              (2,156)     1,414     1,357
Net change in income taxes                           1,270     (4,458)    (997)
--------------------------------------------------------------------------------
Net change                                            (460)     7,964     1,057
Balance - beginning of year                         18,452     10,488     9,431
--------------------------------------------------------------------------------
Balance - end of year                             $ 17,992   $ 18,452  $ 10,488
================================================================================